[redacted]

09047300

SONIC HEALTHCARE LIMITED

RECEIVED

2009 NOV 10 A 8:30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption File Number ~~82-35730~~ 082-35130

4 November 2009

Office of International Corporate Finance
Mail Stop 3 - 9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Sonic Healthcare Limited - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Sonic Healthcare Limited, a public company incorporated in Australia ("Sonic Healthcare"), hereby furnishes this letter, with exhibits hereto, to the Securities and Exchange Commission (the "Commission"), in order to maintain its exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act") afforded to foreign private issuers by Rule 2g3 - 2(b) thereunder.

Set forth on Schedule I attached hereto is a list furnished pursuant to Rule 12g3 - 2(b) (1) (iii) under the Exchange Act of the information that, during the month of October 2009, Sonic Healthcare Limited:

(i) has made public pursuant to the laws of Australia;

(ii) has filed with the Australian Stock Exchange and which was made public by the Australian Stock Exchange; or

(iii) has distributed to the holders of its securities.

Pursuant to Rule 12g3 - 2(b) (iii) under the Exchange Act, Sonic Healthcare is enclosing one copy of each of the documents listed on Schedule I.

This information is being furnished on behalf of Sonic Healthcare under paragraph (b) (iii) of Rule 12g3 - 2(b), with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Sonic Healthcare is subject to the Exchange Act.

Yours faithfully

Paul Alexander
Company Secretary

Enclosures

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 14 GIFFNOCK AVENUE • MACQUARIE PARK • NSW 2113 • AUSTRALIA
LOCKED BAG 145 • NORTH RYDE • NSW 1670 • TELEPHONE (02) 98 555 444 • FACSIMILE (02) 9878 5066

TABLE OF CONTENTS
OCTOBER 2009

SONIC HEALTHCARE LIMITED

13 October 2009

Sonic Healthcare's DML wins new Auckland community laboratory contract

Sonic Healthcare Limited ("Sonic") (SHL.AX) advises that following the 6 September 2009 transfer of the Auckland, New Zealand, community laboratory contract from Sonic's Diagnostic Medlab ("DML") to Healthscope's Labtests, DML has been invited to return to provide specific services under a new 4 year contract.

The new contract value is NZ$10.6 million per annum, representing 15.8% of the annual NZ$67 million contract originally awarded to Labtests. The DML contract covers approximately 10% of the total community laboratory volume and represents the more complex range of services such as specialist referrals and histopathology. Whilst the contract is expected to break even initially, DML's contracted value is to be renegotiated prior to 30 June 2010 such that a suitable price is agreed between the parties for the remainder of the term. Sonic is hopeful of retaining services beyond the 4 year term.

The newly announced shared arrangement has been triggered by the need to relieve pressure on the new laboratory provider, Labtests. The Chairman of the Auckland District Health Board, Mr Pat Snedden, said today that "Labtests found themselves under stress with regard to managing volumes, getting results to clinicians at the right time and place, managing the very customised service aspects of service such as home visits, having the right ratio of fully trained to trainee phlebotomists and turnaround times on urgent results. As a result, concerns arose about their ability to consistently operate within the expected contract expectations".

Commenting on the Auckland developments, Sonic's CEO Dr Colin Goldschmidt said: "We have agreed to return to service provision in Auckland under defined conditions. DML will be restructured in order to provide the limited, yet more complex services to the doctors and patients of Auckland. The past 3 years have been traumatic for DML and costly for all parties involved. The majority of DML staff have remained loyal to DML and Sonic over this period and despite the positive aspects of DML's return to service, the reduced scale of the laboratory operation will represent a pyrrhic victory for most of our people. Nevertheless, Sonic and DML look forward to working positively with Auckland's doctors and patients to deliver outstanding laboratory services into the future".

For further information regarding this announcement, please contact:

Dr Colin Goldschmidt
CEO and Managing Director
Sonic Healthcare
Telephone: +61 2 9855 5333

Email: colgold@msn.com.au

Paul Alexander
Company Secretary
Sonic Healthcare
Telephone: +61 2 9855 5404

Email: pjalex@ozemail.com.au

SONIC HEALTHCARE LIMITED

Tuesday, 20 October 2009

Company Announcements
Australian Stock Exchange
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam,

Re: Annual General Meeting Details

The Board of Sonic Healthcare Limited (***Sonic***) is pleased to announce that Sonic's 2009 Annual General Meeting will be held at 10.00am on 19 November 2009 in the Fort Macquarie Room, Intercontinental Sydney at 117 Macquarie Street, Sydney NSW.

The Notice of Meeting and Proxy form will be sent to shareholders today. Sonic's 2009 Concise Report is accessible online www.sonichealthcare.com/annualreports.aspx. As permitted by the *Corporations Act 2001* (Cth), the report will be sent only to those shareholders who have requested a copy.

Pursuant to ASX Listing Rule 3.17, attached is a copy of the Notice of Meeting, Proxy form and Concise Report.

Yours faithfully

Paul Alexander
Company Secretary

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 14 GIFFNOCK AVENUE • MACQUARIE PARK • NSW 2113 • AUSTRALIA
LOCKED BAG 145 • NORTH RYDE • NSW 1670 • TELEPHONE (02) 98 555 444 • FACSIMILE (02) 9878 5066

THIS DOCUMENT IS IMPORTANT

If you do not understand it or are in any doubt about how to act, you should consult your stockbroker, solicitor, accountant or other professional adviser immediately.

SONIC HEALTHCARE LIMITED

ACN 004 196 909

NOTICE OF ANNUAL GENERAL MEETING 2009

AND

EXPLANATORY MEMORANDUM

The annual general meeting of shareholders will be held in the Fort Macquarie Room, Intercontinental Sydney at 117 Macquarie Street, Sydney NSW on 19 November 2009, commencing at 10.00am (Sydney time).

If you are unable to attend the meeting, you are encouraged to appoint a proxy to attend and vote on your behalf. Proxies must be appointed in accordance with the instructions set out in the proxy form enclosed with this booklet. Proxy appointments must be received by no later than 10.00am (Sydney time) on 17 November 2009.

A copy of Sonic's concise report for the financial year ended 30 June 2009 is accessible on Sonic's website at the following address: www.sonichealthcare.com/annualreports.aspx. As permitted by the *Corporations Act 2001* (Cth), a physical copy of the concise report has been sent only to shareholders who have elected to receive a physical copy.

Notice of Annual General Meeting 2009

Notice is given that the 2009 Annual General Meeting of Sonic Healthcare Limited ("Sonic" or "the Company") will be held in the Fort Macquarie Room, Intercontinental Sydney, 117 Macquarie Street, Sydney NSW on Thursday, 19 November 2009, commencing at 10.00am (Sydney time).

AGENDA

ORDINARY BUSINESS

Financial Statements and Reports

To receive and consider:

(a) the financial report of the Company;

(b) the directors' report; and

(c) the auditor's report

for the financial year ended 30 June 2009.

Re-election of Directors

To consider and, if thought fit, to pass each of the following resolutions as an ordinary resolution:

1. ***THAT*** *Mr Barry Patterson, who retires in accordance with Article 71 of the Company's Constitution and, being eligible, offers himself for re-election, is re-elected as a director of the Company.*

2. ***THAT*** *Mr Colin Jackson, who retires in accordance with Article 71 of the Company's Constitution and, being eligible, offers himself for re-election, is re-elected as a director of the Company.*

VOTING NOTE:

All members are entitled to vote on Resolutions 1 and 2.

Remuneration Report

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

3. ***THAT*** *the remuneration report for the financial year ended 30 June 2009 is adopted.*

VOTING NOTE:

All members are entitled to vote on Resolution 3. The vote on this resolution is advisory only and does not bind the Company or its directors.

ADDITIONAL INFORMATION:

This Notice is accompanied by an Explanatory Memorandum which provides an explanation of the business of the meeting, including the proposed resolutions.

Voting Entitlements

1. For the purposes of the 2009 Annual General Meeting, the shares of the Company that are on issue as at 7.00pm on 17 November 2009 will be taken to be held by the persons who held them at that time. Accordingly, you will be entitled to vote at the meeting if, and only if, you are a registered member of the Company at 7.00pm (Sydney time) on 17 November 2009. Transfers registered after that time will be disregarded in determining members entitled to attend and vote at the meeting.

Custodian Voting

2. For Intermediary Online subscribers only (custodians) please visit www.intermediaryonline.com to submit your voting intentions.

Proxies

3. A member has a right to appoint a proxy, who need not be a member of the Company.
4. If a member is entitled to cast two or more votes, the member may appoint two proxies. If a member appoints two proxies, neither proxy is entitled to vote on a show of hands.
5. Where more than one proxy is appointed and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half of the member's voting rights (disregarding fractions).
6. You may return your proxy form to Sonic's share registry by faxing, posting or delivering it to the relevant address below, or to the registered office of Sonic.

   By fax: 1800 783 447

   By Mail: Sonic Healthcare Limited

   C/o Computershare Investor Services Pty Limited

   GPO Box 242

   Melbourne VIC 3001

   Australia

7. To be effective for the scheduled meeting, your proxy form must be received no later than 48 hours before commencement of the Annual General Meeting (i.e. by 10.00am (Sydney time) on 17 November 2009). A proxy form accompanies this Notice.
8. Alternatively, you may appoint a proxy using an electronic facility available at the website www.investorvote.com.au. At the website, members will be able to view an electronic version of the proxy form, which will accept proxy appointments and register them accordingly. A member who wishes to use this facility must register their proxy appointment by no later than 10.00am (Sydney time) on 17 November 2009.

9. A proxy may decide whether or not to vote on any motion, unless the proxy is required by law or the Company's constitution to vote. Unless a member specifically directs the proxy how to vote on a proposed resolution, the proxy may vote as he or she thinks fit on that resolution. If the member specifically directs the proxy how to vote on a proposed resolution, the proxy may only vote on that item in the way the member directed.

10. If a member appoints the Chairman of the meeting as proxy and does not direct the Chairman how to vote on any of the proposed resolutions set out in this Notice, then the Chairman intends to vote in favour of the resolution if a poll is called on the resolution.

By ORDER of the Board of directors

Paul Alexander
Company Secretary

Dated: 20 October 2009

EXPLANATORY MEMORANDUM

ORDINARY BUSINESS

Financial Statements and Reports

The financial report of the Company and the reports of the directors and auditors for the financial year ended 30 June 2009 will be laid before the Annual General Meeting, as required by the *Corporations Act 2001 (Cth)* (**Corporations Act**). Shareholders can access a copy of the reports (which form part of Sonic's 2009 Annual Report) and a copy of the concise report on the Company's website at *www.sonichealthcare.com.* As permitted by the Corporations Act, a physical copy of the concise report has been sent only to shareholders who have elected to receive a physical copy.

During this item of business, shareholders will be provided with a reasonable opportunity to ask questions about, and make comments on, the reports and the management, business and performance of the Company.

Shareholders will also be given a reasonable opportunity to ask a representative of the Company's auditor, PricewaterhouseCoopers, questions relevant to the conduct of the audit, the preparation and content of the auditor's report, the accounting policies adopted by the Company in relation to the preparation of the financial statements or the independence of the auditor in relation to the conduct of the audit. Shareholders may also submit a written question to PricewaterhouseCoopers if the question is relevant to the content of the auditor's report for the financial year ended 30 June 2009 or the conduct of the audit of the financial report for that year. Questions for the auditor must be received by the Company by no later than Thursday, 12 November 2009. At the meeting, PricewaterhouseCoopers will be given the opportunity to answer, or table written answers to, relevant questions.

Resolutions 1 and 2 – Re-election of Directors

Under Article 71 of the Constitution of the Company and in accordance with the listing rules of ASX Limited, no director, other than the Managing Director, may hold office for a continuous period in excess of 3 years or past the third Annual General Meeting following the director's appointment, whichever is the longer, without submitting for re-election. Mr Patterson and Mr Jackson are required to retire as directors at the end of the 2009 Annual General Meeting but, being eligible, offer themselves for re-election.

Brief biographical details of Mr Patterson and Mr Jackson are set out below:

Mr Barry Patterson
Chairman
A.S.M.M., M.I.M.M., F.A.I.C.D.
Non-executive, independent director, appointed May 1993 (Chairman since December 1999)

Mr Patterson is an engineer and has a corporate mining background, but in more recent years has held directorial positions in a number of both public and private companies. Mr Patterson is the Chairman of both the Remuneration Committee and the Nominations Committee, and is a member of the Audit Committee. Mr Patterson is currently Chairman and a non-executive director of Silex Systems Limited (since 1992).

Mr Colin Jackson
O.A.M., F.C.P.A., F.C.A., F.A.I.C.D.
Executive director, appointed December 1999

Mr Jackson has a background in professional accounting practice and laboratory management. He plays an active role at Sonic corporate level and, as Vice-President of the Australian Association of Pathology Practices, represents Sonic at national industry level. Mr Jackson was the Chief Executive Officer of Diagnostic Services Pty Limited (Sonic's Tasmanian practice) for 11 years to 2006. He is a Fellow of the Australian Society of Certified Practising Accountants, the Australian Institute of Company Directors and the Institute of Chartered Accountants in Australia. Mr Jackson is a Director and Treasurer of the Guide Dog Association of Victoria and a member of the Winston Churchill Fellowship Trust selection committee in Tasmania. He is Chairman of the Tasmanian Symphony Orchestra Foundation Limited. Mr Jackson was formerly Chairman and a non-executive director of Independent Practitioner Network Limited (2004-2008).

Resolution 3 – Remuneration Report

Sonic's 2009 Annual Report contains a remuneration report (which forms part of the directors' report), which sets out the board's remuneration policy and reports the remuneration arrangements in place for directors and specified executives for the financial year ended 30 June 2009.

A resolution for adoption of the remuneration report will be put to the vote at the Annual General Meeting, as required by the Corporations Act. In accordance with the Corporations Act, the vote on Resolution 3 will be advisory only and will not bind the directors or the Company.

Shareholders will be provided with a reasonable opportunity to ask questions about and make comments on the remuneration report at the Annual General Meeting.

SONIC HEALTHCARE LIMITED

ABN 24 004 196 909

Lodge your vote:

Online:
www.investorvote.com.au

By Mail:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Alternatively you can fax your form to
(within Australia) 1800 783 447
(outside Australia) +61 3 9473 2555

For Intermediary Online subscribers only
(custodians) www.intermediaryonline.com

For all enquiries call:
(within Australia) 1300 556 161
(outside Australia) +61 3 9415 4000

Proxy Form

Vote online, 24 hours a day, 7 days a week: **www.investorvote.com.au**	
☑ **Cast your proxy vote**	***Your secure access information is:*** **Control Number:**
	SRN/HIN:
☑ **Review and update your securityholding**	**PLEASE NOTE:** For security reasons it is important that you keep your SRN/HIN confidential.

For your vote to be effective it must be received by 10.00am (Sydney time)Tuesday 17 November 2009

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of Proxy

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

Signing Instructions for Postal Forms

Individual: Where the holding is in one name, the securityholder must sign.
Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.computershare.com.

Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

GO ONLINE TO VOTE, or turn over to complete the form ➔

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

Proxy Form

Please mark ☒ to indicate your directions

STEP 1 Appoint a Proxy to Vote on Your Behalf

I/We being a member/s of Sonic Healthcare Limited hereby appoint

☐ **the Chairman of the meeting** **OR** ____________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Sonic Healthcare Limited to be held in the Fort Macquarie Room, Intercontinental Sydney at 117 Macquarie Street, Sydney NSW on Thursday, 19 November 2009 at 10.00am (Sydney time) and at any adjournment of that meeting.

STEP 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

ORDINARY BUSINESS		For	Against	Abstain
1	Re-election of Mr Barry Patterson, Chairman and an independent director, as a Director of the Company	☐	☐	☐
2	Re-election of Mr Colin Jackson as a Director of the Company	☐	☐	☐
3	Adoption of the Remuneration Report	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

SIGN Signature of Securityholder(s) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________________ **Contact Daytime Telephone** ____________________ **Date** ___ / ___ / ___

SHL 026697A

Computershare